[Letterhead of Sutherland Asbill & Brennan LLP]

September 12, 2011

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	GSV Capital Corp.
Registration Statement on Form N-2, filed on July 19, 2011
File No. 333-175655

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 9, 2011, with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-175655), filed with the Commission on August 24, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement, filed concurrently herewith.

Cover Page

1.	Please revise the cover page of the Prospectus to clarify that the Company’s investments are not generally income producing and that the Company has only a limited history of operations.

The Company has revised the disclosure set forth on the cover page of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.
September 12, 2011

Summary

2.
Please revise the first paragraph of the “Summary” section of the Prospectus so that the sentence incorporating the cross-reference to the section of the Prospectus entitled “Risk Factors” is presented in bold font.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Summary – GSV Capital

3.
Please revise the final sentence of the second paragraph of the “Summary – GSV Capital” section of the Prospectus to remove the reference to “financial backing,” as it suggests ongoing financial support from the venture capital sponsors referenced in the Company’s disclosure.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.
Please revise the description of the Company’s investment in PJB Fund LLC under the “Summary – GSV Capital – Current Portfolio” section of the Prospectus to clarify that the debt investment will only be linked to the value of Zynga, Inc. until it matures.  In addition, please revise the related footnote disclosure to clarify that the Company will no longer have any direct or indirect  interest in Zynga, Inc. to the extent the borrower elects to repay the Company in cash.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.
Please move the text from footnote 2 under the under the “Summary – GSV Capital – Current Portfolio” section of the Prospectus so that it appears in the body of the Prospectus, rather than in the current footnote disclosure.

The Company has revised the disclosure under the “Summary – GSV Capital – Current Portfolio” section of the Prospectus in response to the Staff’s comment.

6.
Please delete the first paragraph on page 3 of the Prospectus which references the names of the private investment funds that have also invested in the Company’s present portfolio companies, both in the “Summary” section of the Prospectus, as well as elsewhere in the Prospectus where it appears.

The Company has deleted the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.
September 12, 2011

Summary – Investment Strategy

7.	Please revise the disclosure included in the second bullet-point under the “Summary – Investment Strategy” section of the Prospectus to remove the terms “accumulate” and “meaningful.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Summary – Competitive Advantages

8.
Please revise the disclosure included in the final bullet-point under the “Summary – Competitive Advantages” section of the Prospectus to change the phrase “early track record” to “limited track record.”  In addition, please revise the above-referenced bullet-point to delete the reference to having “proven our ability” in the fourth sentence and add the word “potentially” before the word “enable” in the final sentence.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Summary – Operating and Regulatory Structure

9.
Please revise the disclosure in the first sentence under the “Summary – Operating and Regulatory Structure” section of the Prospectus to remove the reference to the Company having been formed in September 2010.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Summary – Risk Factors

10.
Please revise the disclosure set forth under the “Summary – Risk Factors” section of the Prospectus to address the risk posed by the fact that substantially all of the Company’s portfolio investments do not produce current income.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Summary – Risk Factors” in response to the Staff’s comment.

11.
Please revise the disclosure set forth under the “Summary – Risk Factors” section of the Prospectus to address the risk posed by the fact that the Company may be unable to replicate its current investment portfolio in the future, and may also be unable to make follow-on investments in existing portfolio companies as a result of regulatory or financial restrictions.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Summary – Risk Factors” in response to the Staff’s comment.

Dominic Minore, Esq.
September 12, 2011

12.
Please revise the disclosure set forth under the “Summary – Risk Factors” section of the Prospectus to address the types of risks faced by the technology-related companies that comprise a significant portion of the Company’s current investment portfolio.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Summary – Risk Factors” in response to the Staff’s comment.

13.
Please revise the disclosure set forth under the “Summary – Risk Factors” section of the Prospectus to address the risk posed by the fact that many of the Company’s portfolio companies have incurred substantial losses and may never become profitable.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Summary – Risk Factors” in response to the Staff’s comment.

14.	Please revise the final sentence of the “Summary – Risk Factors” section of the Prospectus to present the text in bold font.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

The Offering

15.
Please revise the disclosure under the “The Offering – Leverage” section of the Prospectus  to confirm that the Company will not incur debt or use leverage during the 12 months following completion of this offering.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors

16.
Please revise the disclosure under the “Risk Factors” section of the Prospectus to address the risk that many of the venture capital and private equity sponsors that have substantial investments in the Company’s portfolio companies may have interests that differ from those of the Company, which may lead them to take actions with respect to those portfolio companies that may materially and adversely affect the value the Company’s investment in such portfolio companies.

The Company has revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.
September 12, 2011

17.
Please revise the disclosure set forth in the third bullet-point under the risk factor entitled “Our investments in the rapidly growing venture capital-backed emerging companies …” to remove the quotations around the phrase “due diligence.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

MD&A

18.
Please revise the disclosure regarding the Company’s investment in PJB Fund LLC to clarify for what amount of time may the maturity of the note be extended and that the Company will no longer have any direct or indirect interest in Zynga, Inc. to the extent the borrower elects to repay the Company in cash.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

19.
Please revise the disclosure under the “– Distribution Policy” section of the MD&A to clarify that taxable distributions under the Company’s dividend reinvestment plan will not be accompanied with a corresponding cash distribution.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

20.
We note the disclosure included under the “– Related Party Transactions” section of the MD&A that the Company’s investment adviser presently owes the Company certain reimbursements relating to insurance premiums and other expenses paid on the investment adviser’s behalf.  Please advise us on the supplemental basis regarding the nature of these reimbursements, as well as why the Company paid such amounts on the investment adviser’s behalf.

The Company advises the Staff on a supplemental basis that reimbursable amounts noted in the above-referenced disclosure consist of (i) the portion of an insurance premium bill that the Company’s board of directors determined should be allocated to the Company’s investment adviser, and (ii) certain expenses incurred by the Company that the Company’s board of directors determined should be allocated to the Company’s investment adviser given the nature of those expenses.  The Company does not expect that similar reimbursements would be recurring events, although the Company’s board of directors may in the future determine that certain specific expenses incurred by the Company should instead be allocated to the Company’s investment adviser and seek reimbursement of such expenses.

Dominic Minore, Esq.
September 12, 2011

Business

21.
Please revise the disclosure under the “Business – Investment Process – Thematic Focus” section of the Prospectus to provide the information in a more “plain English” format, including refraining from the use of such specific terms as “thematic focus,” “monetization opportunities” and “horizontal Megatrends.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Underwriting

22.
Please revise the disclosure under the “Underwriting” section of the Prospectus to disclose any additional compensation that the underwriters for this offering may have received or will receive for engaging in transactions with or performing services for the Company, other than compensation that such underwriters will receive in connection with this offering as described in the Prospectus.

The Company has revised the “Underwriting” section of the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that Company has not paid and does not presently intend to pay any additional compensation to the underwriters involved in this offering, other than as disclosed in the Prospectus.

Part C – Other Information

23.
Please revise the footnotes to the exhibit index to clarify that each of the listed exhibits that has previously been filed has been specifically incorporated by reference into the Registration Statement.

The Company has revised the above-referenced footnotes in response to the Staff’s comment.

Accounting Comments

24.
Please revise the disclosure under the “Fees and Expenses” section of the Prospectus to provide the stockholder transaction and annual expense percentages.  In addition, please provide the information required under the “Example” following the tabular expense disclosure.

The Company has revised the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

25.
Please revise the disclosure under the “Fees and Expenses” section of the Prospectus to include a specific line item for “Acquired Fund Fees and Expenses,” or advise us on a supplemental basis why such disclosure would not be required.  Specifically, we note that a large portion of the Company’s assets have been invested in money market funds since completion of its initial public offering.

Dominic Minore, Esq.
September 12, 2011

The Company has revised the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

26.
Please revise the disclosure under the “Portfolio Companies” section of the Prospectus to include each of the Company’s new investments made subsequent to June 30, 2011.  Please also include a column indicating the number of shares held for each equity investment.

The Company has revised the “Portfolio Companies” section of the Prospectus in response to the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / GSV Capital Corp.
John Mahon / Sutherland Asbill & Brennan LLP